VF 3-5-03

50 3/6/03

03002125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH., D.C. 181

SEC FILE NUMBER
8-51745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WINDSOR CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 GARDEN CITY PLAZA SUITE 505
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTOR RIVAS 516-877-2333
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE (Address) MERRICK (City) NY (State) 11566 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, VICTOR RIVAS, swear (or affirm) that, to t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm WINDSOR CAPITAL ADVISORS LLC, as DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the compa nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

NANCI B LOTVIN
NOTARY PUBLIC STATE OF NEW YORK
NO. 01LO6033933
SUFFOLK COUNTY
COMMISSION EXPIRES DEC 6, 2005

Nanci B Lotvin
Notary Public

Signature

President/CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDSOR CAPITAL ADVISORS LLC
(SEC I.D. NO. 8-51745)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION FOR
THE YEAR ENDED DECEMBER 31, 2002
AND
REPORT ON INTERNAL CONTROL

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors of
Windsor Capital Advisors LLC
Garden City, New York

We have audited the accompanying statement of financial condition of Windsor Capital Advisors LLC as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor Capital Advisors LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

February 3, 2003
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

WINDSOR CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents	$ 52,372
Receivables From Clearing Organization	28,036
Securities Owned - Marketable - At Market Rate	380,184
Furniture, Equipment and Leasehold Improvements, Net of Accumulated Depreciation of $ 90,703	68,364
Security Deposits	25,000
Other	12,798
	$ 566,754

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 57,663
Due to Broker	14,031
Securities Sold, But Not Yet Purchased At Market Rate	51,381
	123,075
MEMBERS EQUITY	443,679
	$ 566,754

The Accompanying Notes Are An Integral Part Of These Financial Statements.

WINDSOR CAPITAL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 1,048,562
Realized Gain on Firm Trading	1,057,674
Interest and Other	552
	2,106,788
EXPENSES	
Salaries and Payroll Costs	702,105
Commissions and Clearance Fees Clearing and Brokerage Charges	651,275
Occupancy Costs	66,343
Communications	23,776
Depreciation	33,005
Other Expenses	195,986
	1 ,672,490
NET INCOME	$ 434,298

The Accompanying Notes Are An Integral Part Of These Financial Statements.

WINDSOR CAPITAL ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	434,298
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and Amortization		33,005
Decrease in Receivable From Clearing Organization		452,174
Increase in Securities Owned		(301,644)
Increase in Due to Clearing Broker		(21,700)
Increase in Other Assets		(9,498)
Decrease in Accrued Expenses and Other Liabilities		(215,644)
Increase in Securities Sold, But Not Yet Purchased		51,381
Total Adjustments		(11,926)
Net Cash Provided By Operating Activities		422,372
CASH FLOW FROM INVESTING ACTIVITIES:		
Cash Payments For the Purchase Of Fixed Assets		-0-
Partnership Distributions		(370,000)
NET CASH USED BY INVESTING ACTIVITIES		(370,000)
NET DECREASE IN CASH		52,372
CASH - BEGINNING- JANUARY 1, 2002		-0-
CASH - END - DECEMBER 31, 2002	$	52,372

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year For:

Income Tax	$	-0-
Interest Expense	$	-0-

The Accompanying Notes Are An Integral Part of These Financial Statements.

WINDSOR CAPITAL ADVISORS LLC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE - JANUARY 1, 2002	$	379,381
NET INCOME		434,298
DECREASES		(370,000)
BALANCE -DECEMBER 31, 2002	$	443,679

The Accompanying Notes Are An Integral Part Of These Financial Statements.

WINDSOR CAPITAL ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BUSINESS

Windsor Capital Advisors LLC (The "Company") is a limited liability company organized in the State of Delaware. The Company is a member in the National Association of Securities Dealers (NASD) as a licensed broker/dealer and commenced operations in July 1, 2000 when it acquired the business and all assets of Windsor Capital Advisors Inc. in exchange for a 1% membership interest.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934.

The Company's business includes making markets in certain publicly traded securities whereby the Company realizes gains and losses from trading. In addition, the Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans and other debt instruments.

The Company had no liabilities subordinated to claim of creditors during the year December 31, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. Marketable Securities - The Company classifies its marketable equity and debt securities as trading securities and, therefore, they are reported in the financial statements at fair market value. As a result, the Company reports realized gains and losses on securities bought and sold for its own account, and includes in current earnings unrealized holding gains and losses on securities held as of the financial statement date.

c. Revenue Recognition - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions and are closed between buyers and sellers.

d.. Depreciation and Amortization - Equipment, fixtures and improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures and improvements are depreciated using the straight-line method over estimated useful lives of five years.

e. Income Taxes

The Company has elected fo file a partnership income tax return. Accordingly, no income tax expense or liability is recorded on the Company's financial statements.

f. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Significant Credit Risk and Estimates - The Company executes as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities.

The responsibility for processing customer activity rests with the Company's clearing firm, Correspondent Services Corporation. The Company is located in New York and does business with customers throughout the United States.

NOTE 3 - RECEIVABLES AND PAYABLES TO BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At December 31, 2002, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amount payable to Clearing Brokers at December 31, 2002 represents clearing charges and other fees in excess of commissions earned.

NOTE 4 - EXEMPTION FROM RULE 15C3-3

For Securities and Exchange Commission reporting purposes, computations for the determination of the reserve requirements and information relating to the possession of control requirements under Rule 15C3-3 are not applicable to the Company since the Company carries no customers' accounts.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company's office facility is occupied pursuant to a noncancellable lease expiring on January 31, 2005. Future minimum annual rental payments are as follows:

2003	70,410
2004	72,980
2005	6,100
Total	$ 149,490

The lease also provides for escalation in real estate taxes and other expenses.

During 2000 the Company became a defendant in a legal action brought by one of its customers seeking an unspecified amount of monetary damages. The Company believes the allegations lack merit and intends to defend the action vigorously. Management is unable to predict the outcome of the proceedings and, consequently, no provision for any liability resulting upon adjudication of this suit has been made in these financial statements.

NOTE 6 - PENSION PLAN

In 2000 a money purchase and profit sharing pension plan, including a 401(k) plan, were instituted by the Company to cover substantially all of the Company's employees. Contributions and costs are determined as 25 percent of each covered employee's salary. The Company's share of the contribution amount to $ 2,360 for the year ended December 31, 2002.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2002, the Company was in compliance with these requirements, as set forth in the supplementary information.

WINDSOR CAPITAL ADVISORS LLC
SUPPLEMENTARY INFORMATION - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2002 in accordance with Rule 15c3-3(k)(2)(ii).

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Members
Windsor Capital Advisors LLC
Garden City, New York

We have audited the accompanying financial statements of Windsor Capital Advisors LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated February 3, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

Merrick, New York
February 3, 2003

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Schedule 1

WINDSOR CAPITAL ADVISORS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL:	
Total Stockholder's Equity	443,679
Deductions and/or charges:	
Non Allowable Assets	106,162
Net capital before haircuts on securities positions	337,517
Haircuts and undue concentration	(97,199)
NET CAPITAL	$ 240,318
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 71,694
TOTAL AGGREGATE INDEBTEDNESS	$ 71,694
Percentage of Aggregate Indebtedness to Net Capital	29.8%
MINIMUM NET CAPITAL REQUIREMENT	$183,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 57,318

There is no material difference between the net capital computed above and the net capital included in the Company's unaudited Form X-17A-5 as of December 31, 2002.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board of Directors of
Windsor Advisors LLC

In planning and performing our audit of the financial statements of Windsor Capital Advisors LLC for the year ended December 31, 2002, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) 11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that proceeding may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operations that we consider to be material weaknesses as defined above except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Koshers & Company

Merrick, New York
February 3, 2003